UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.    )*

Under the Securities Exchange Act of 1934

Gelesis Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

36850R 204

(CUSIP Number)

January 13, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36850R 204	SCHEDULE 13G	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SSD2, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,205,732 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,205,732 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,205,732 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.59%
12	TYPE OF REPORTING PERSON OO

(1)

Does not include 1,200,000 shares of common stock, par value $0.0001 per share (the “Common Stock”) of Gelesis Holdings, Inc. (f/k/a Capstar Special Purpose Acquisition Corp., the “Issuer”) purchased by KLP Enterprises LLC in a private placement.

CUSIP No. 36850R 204	SCHEDULE 13G	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BomsMaster LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,205,732 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,205,732 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,205,732 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.59%
12	TYPE OF REPORTING PERSON OO

(1)	Does not include 1,200,000 shares of Common Stock purchased by KLP Enterprises LLC in a private placement.

CUSIP No. 36850R 204	SCHEDULE 13G	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON KLP Enterprises LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,405,732
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,405,732
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,405,732
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.22%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 36850R 204	SCHEDULE 13G	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Elon S. Boms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,205,732 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,205,732 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,205,732 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.59%
12	TYPE OF REPORTING PERSON IN

(1)	Does not include 1,200,000 shares of Common Stock purchased by KLP Enterprises LLC in a private placement.

CUSIP No. 36850R 204	SCHEDULE 13G	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew D. Wingate
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 13,405,732
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 13,405,732
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,405,732
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.22%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 36850R 204	SCHEDULE 13G	Page 7 of 11

Item 1(a).	Name of Issuer:

Gelesis Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

501 Boylston Street, Suite 6102, Boston, Massachusetts 02116

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1. SSD2, LLC

2. BomsMaster LLC

3. KLP Enterprises LLC

4. Elon S. Boms

5. Andrew D. Wingate

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of SSD2, LLC, BomsMaster LLC and Elon S. Boms, is as follows:

195 Church Street, 15th Floor

New Haven, Connecticut 06510

The principal business address of KLP Enterprises LLC and Andrew D. Wingate is as follows:

271 Whitney Avenue

New Haven, Connecticut 06511

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

36850R 204

CUSIP No. 36850R 204	SCHEDULE 13G	Page 8 of 11

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k) ☐ Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a) Amount beneficially owned:

See responses to Item 9 on each cover page.

Amount beneficially owned by the Reporting Persons includes (i) up to 1,297,266 shares of Common Stock issuable upon the exercise of warrants to purchase Common Stock, at a price of $0.02 per share, on a one-for-one basis, and (ii) up to 51,840 shares of Common Stock, issuable upon the exercise of options to purchase Common Stock, at an exercise price of $4.05 per share, on a one-for-one basis. Elon S. Boms and Andrew D. Wingate are co-managers of BomsMaster LLC, which is the sole member of SSD2, LLC. BomsMaster LLC is controlled by KLP Enterprises LLC. Mr. Wingate is the sole manager of KLP Enterprises LLC. SSD2, LLC, BomsMaster LLC, KLP Enterprises LLC, Mr. Boms and Mr. Wingate may each be deemed to share voting and dispositive power over the shares. Each of them disclaims beneficial ownership over the shares, except to the extent of any pecuniary interest therein.

Amount beneficially owned by the Reporting Persons excludes up to 3,710,604 shares of Common Stock (the “Earnout Shares”) issuable upon satisfaction of certain share price vesting conditions as follows: (i) if, at any time prior to January 13, 2027 (the “Earnout Period”) the volume-weighted average price (“VWAP”) of the Common Stock equals or exceeds $12.50 per share for any 20 trading days within a 30-trading day period, one third (1/3) of the Earnout Shares shall vest; (ii) if, at any time during the Earnout Period, the VWAP of the Common Stock equals or exceeds $15.00 per share for any 20 trading days within a 30-trading day period, one third (1/3) of the Earnout Shares shall vest; and (iii) if, at any time during the Earnout Period, the VWAP of the Common Stock equals or exceeds $17.50 per share for any 20 trading days within a 30-trading day period, one third (1/3) of the Earnout Shares shall vest. The Earnout Shares will also vest in connection with any change of control transaction with respect to the Issuer if the applicable thresholds are met in such change of control transaction during the Earnout Period.

(b) Percent of class:

See responses to Item 11 on each cover page. Percentages are based on 73,563,393 shares of Common Stock outstanding as of January 13, 2022 (representing 72,214,287 shares of Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 20, 2022, as adjusted for the 1,297,266 shares of Common Stock underlying the warrants and the 51,840 shares of Common Stock underlying the options, as described above).

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

CUSIP No. 36850R 204	SCHEDULE 13G	Page 9 of 11

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons. See responses to Item 2.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 36850R 204	SCHEDULE 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2022

SSD2, LLC By: BomsMaster LLC, its sole member

By:	/s/ Elon S. Boms
Name:	Elon S. Boms
Title:	Manager

BOMSMASTER LLC

By:	/s/ Elon S. Boms
Name:	Elon S. Boms
Title:	Manager

KLP ENTERPRISES LLC

By:	/s/ Andrew D. Wingate
Name:	Andrew D. Wingate
Title:	Manager

ELON S. BOMS

/s/ Elon S. Boms
Elon S. Boms

ANDREW D. WINGATE

/s/ Andrew D. Wingate
Andrew D. Wingate

CUSIP No. 36850R 204	SCHEDULE 13G	Page 11 of 11

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement, dated as of January 21, 2022, by and among SSD2, LLC, BomsMaster LLC, KLP Enterprises LLC, Elon S. Boms and Andrew D. Wingate.